OJSC NOVOLIPETSK STEEL

RECEIVED

2007 JUL 20 P 1:12

10 July 2007

Securities and Exch[redacted]
Division of Corpor
Office of Internatic
Mail Stop 3628
100 F Street, NE
Washington DC 20...

07025428

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exch ange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

1. 05-June-07, Result of AGM;
2. 08-June-07, Annual Report and Accounts;
3. 20-June-07, Q1 2007 US GAAP Results;
4. 20-June-07, Statement of data that may have a material Impact on the Joint-Stock Company's Security Price;
5. 21-June-07, Information on NLMK's compliance with mandatory requirements for admission and maintaining of shares in the Official List "B" of Stock Exchange MICEX for the 2nd quarter of 2007;
6. 22-June-07, DanSteel A/S ownership,
7. 22-June-07, Disposal,
8. 28-June-07, Block Listing,
9. 29-June-07, Completion of Acquisition,

dlw 7/23

10. 02-July-07, Completion of Disposal.

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Result of AGM
Released	15:14 05-Jun-07
Number	8174X

OJSC Novolipetsk Steel (NLMK)

5 June 2007

RESULTS OF VOTING AT THE 2007 ANNUAL GENERAL MEETING

OJSC Novolipetsk Steel (LSE: NLMK) announces the results of voting at the Annual General Meetin

Shareholders approved the Company's 2006 annual report, annual financial statements, statement of income, and allocation of profit including dividend payment for the financial year 2006.

Shareholders elected members of the Board of Directors, President of the Company (Chairman of the Management Board), the Company's Internal Audit Commission and approved amendments to the Company's Charter, Regulations on the Board of Directors and the Dividend Policy of NLMK.

NLMK's shareholders approved the final dividend for 2006 of RUR 3.0 per ordinary share. Including the interim dividend of RUR 1.5 per ordinary share already paid for the first six months of 2006, the AGM approved the payment of an additional RUR 1.5 per ordinary share. Payment of the dividend on ordinary shares will be made before September 3, 2007. NLMK transfers funds for dividend payments on Global Depositary Shares (GDSs) to the depositary bank on 25 July 2007. Depositary bank sets payment date no later than 5 days after receipt of funds. Dividends on GDSs will be paid, by default, in U.S. dollars (USD) based on USD/RUR spot F/X rate on the day of currency conversion by the depositary bank.

NLMK shareholders have elected nine members to the Board of Directors: Vladimir Lisin (Chairman), Oleg Bagrin, Bruno Bolfo (independent director), Igor Fyodorov, Nikolai Gagarin, Dmitry Gindin (independent director), Karl Doering (independent director), Randolph Reynolds (independent director), Vladimir Skorokhodov. Thus, NLMK currently has four independent directors.

Alexey Lapshin was elected President of the Company (Chairman of the Management Board). Biography of Alexey Lapshin: http://www.nlmksteel.com/StandardPage____725.aspx

CJSC PricewaterhouseCoopers Audit was approved as the Company's Auditor for 2007.

NLMK's shareholders approved amendments to the Charter, Regulations on the Board of Directors and Dividend Policy. Please use the following links to obtain updated information at NLMK's web site:

http://www.nlmksteel.com/upload/Comp%20docs%20pdf/Drafts%20of%20amendments%20to%20corp%20docs/Amendments%20to%20the%20Charter.pdf

http://www.nlmksteel.com/upload/Comp%20docs%20pdf/Drafts%20of%20amendments%20to%20corp%20docs/Amendments%20to%20the%20Dividend%20Policy.pdf

http://www.nlmksteel.com/upload/Comp%20docs%20pdf/Drafts%20of%20amendments%20to%20corp%20docs/Amendment%20to%20the%20Regulations%20on%20the%20Board%20of%

In accordance with current Russian Federation Law, the Annual General Meeting of shareholders approved a transaction (loan agreement) between OJSC Novolipetsk Steel (borrower) and OJSC Stoilensky GOK (lender) for a loan amount of up to RUR 10 900 000 000 (interest rate – up to 8.5 percent per annum, repayment date – on or prior to 1 December, 2009).

NLMK's shareholders approved the remuneration of members of NLMK's Board of Directors for 2006. The remuneration was determined in accordance with the "Regulations on the Board of Directors members' remuneration." The total remuneration of Board Members for 2006 amounted to USD 1,450,250 including annual bonus of USD 1,365,000.

You can find detailed information on the documents approved during the AGM in Russian at www.nl

The following resolutions were put to NLMK's shareholders on a poll at the Annual General Meeting

	Resolution	Votes For	Votes Against	Votes Abstained	Resul
1.1	To approve the Company's 2006 Annual Report, annual financial statements, P&L account, distribution of the Company's profit and loss in 2006 financial year	5 416 253 120 93.1612%	16 016 0.0003%	11 958 551 0.2057%	carrie
1.2	To declare payment of dividends on placed common shares for 2006 totaling 3.00 rubles per common share. Considering the interim dividends paid for H1 2006 in the amount of 1.50 ruble per common share, to pay a final dividend of 1.50 rubles per common share. The dividends shall be paid till 3 September 2007	5 416 600 302 93.1671%	0 0.0000%	11 720 506 0.2016%	carrie
2	Election of members of the Board of Directors of OJSC NLMK	48 398 518 998 92.4965%	2 130 363 0.0041%	38 806 146 0.0742%	carrie
3	To elect President of the Company (Chairman of the Management Board) – Alexey LAPSHIN	5 401 163 875 92.9016%	2 518 782 0.0433%	25 398 397 0.4369%	carrie
4	To elect members to the Company's Internal Audit Commission*				
4.1	Valery KULIKOV	5 378 084 160 92.5046%	242 242 0.0042%	24 879 926 0.4279%	carrie
4.2	Julia KUNIHINA	64 654 692	5 282 941 153	55 102 575	

		1.1121%	90.8681%	0.9478%	
4.3	Ludmila LAZARENKO	5 357 060 543	1 579 490	43 403 266	carrie
		92.1430%	0.0272%	0.7465%	
4.4	Larisa OVSIANNIKOVA	5 357 766 766	1 555 123	43 067 436	carrie
		92.1552%	0.0267%	0.7408%	
4.5	Galina SHIPILOVA	5 376 862 477	909 876	25 305 857	carrie
		92.4836%	0.0157%	0.4353%	
4.6	Tatyana GORBUNOVA	5 358 532 031	3 003 721	40 979 443	carrie
		92.1683%	0.0517%	0.7049%	
4.7	Ludmila KLADIENKO	63 402 029	5 285 462 256	53 566 042	
		1.0905%	90.9115%	0.9214%	
5	Approval of the Company Auditor, CJSC "PricewaterhouseCoopers Audit".	5 402 006 347	359 950	26 167 748	carrie
		92.9161%	0.0062%	0.4501%	
6	Approval of revised corporate documents:				
6.1	Company Charter	5 409 873 877	2 851 050	13 213 432	carrie
		93.0514%	0.0490%	0.2273%	
6.2	Regulations of the Board of Directors	5 402 902 985	1 907 148	21 125 171	carrie
		92.9315%	0.0328%	0.3634%	
6.3	NLMK Dividend Policy	5 396 479 059	4 751 558	24 749 752	carrie
		92.8210%	0.0817%	0.4257%	
7	Approval of related party transaction	5 399 118 031	1 430 045	28 449 905	carrie
		90.0871%	0.0239%	0.4747%	
8	Payment of remuneration to the members of the Board of Directors	5 401 000 286	962 093	26 719 291	carrie
		92.8988%	0.0165%	0.4596%	

* Cumulative voting results are presented below.

The resolution on the election of Board of Directors members is voted upon by cumulative voting, i.e. one voting share gives the number of votes equal to the number of the members in the Board of Directors. When voting, the shareholder is entitled to cast all his votes in favor of one nominee or to distribute them between several nominees. In accordance with the cumulative voting results, the following Board members were elected:

	Board Members
1.	Oleg BAGRIN
2.	Bruno BOLFO
3.	Nikolai GAGARIN
4.	Dmitry GINDIN
5.	Karl DOERING
6.	Vladimir LISIN
7.	Randolph REYNOLDS
8.	Vladimir SKOROKHODOV
9.	Igor FYODOROV

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

END

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Annual Report and Accounts
Released	11:56 08-Jun-07
Number	0452Y

Novolipetsk Steel (NLMK)

08 June 2007

ANNUAL REPORT AND ACCOUNTS 2006

Copies of the 2006 annual report and accounts has been submitted to the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. The documents are also available on the company's web site at www.nlmksteel.com.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

END

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Q1 2007 US GAAP RESULTS
Released	07:01 20-Jun-07
Number	6690Y

20.06.2007

NOVOLIPETSK STEEL Q1 2007 US GAAP RESULTS

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its consolidated results for the 1st Quarter 2007.

Highlights:

Strong Q1 2007 financial results

- Sales revenues amounted to USD 1,750.2 million (+61% YoY)
- Cash flows from operating activities were USD 459.3 million
- EBITDA* amounted to USD 748.1 million (+93% YoY); EBITDA margin 43%
- Cash and cash equivalents USD 898.3 million as of 31 March, 2007

Recent Developments:

M&A and investment activities. The company continued to implement a dynamic M&A strategy and actively manage its asset portfolio in Q1 2007:

- Disposal of stakes in energy assets for USD 78.7 million in February 2007. According to the decision of the Board of Directors, NLMK's stakes in energy assets were classified as non-core investments. Proceeds from the transaction will be directed to the modernization and development of in-house energy facilities.

- In April 2007, the Prokopievskugol Group of Coal Companies was sold to a Municipal State Company representing the City Administration of Prokopievsk. The transaction price was USD 1.

- NLMK-Duferco JV has reached an agreement to acquire substantially all the assets of Winner Steel INC. (Pennsylvania, USA) and certain of its liabilities. Winner Steel is one of the largest independent galvanized steel producers in the United States with combined annual capacity of around 1.2 million tonnes. The transaction was closed in June 2007.

The total value of investments in fixed assets for Q1 2007 amounts to USD 173.2 million. The following major projects were realized under the Technical Upgrading Programme:

- Signing an equipment supply agreement with the Austrian company Andritz AG. Andritz AG will supply two rolling mills, each with 110,000 tpy capacity, for the production of grain and non-grain-oriented steel and new hot-dip galvanizing line with 300,000 tpy capacity.

- Installation of a new coil slitting line with a capacity of 60 tpy. The new equipment will enable the company to introduce a new product – grain-oriented (GO) steel strip, with a width ranging from 80 to 400 mm, and a thickness of 0.23 to 0.30 mm.

- Re-commissioning of a 460,000 tonnes per year coke battery #2 after major renovation at the production site in Lipetsk.

Final dividend. The Annual General Meeting (AGM) held on 5 June, 2007 approved the final dividend for 2006 of RUR 3.0 per ordinary share. Including the interim dividend of RUR 1.5 per ordinary share already paid for the first six months of 2006, the AGM approved the payment of an additional RUR 1.5 per ordinary share. Payment of the dividend on ordinary shares will be made before 3 September, 2007. NLMK will transfer funds for dividend payments on Global Depositary Shares (GDSs) to the depositary bank on 25 July 2007.

Key financials for Q1 2007

USD, million	Q1 2007**	Q4 2006**	Change, %	Q1 2007 **	Q1 2006**	Chan %
Revenue	1 750.2	1 687.1	4%	1 750.2	1 086.8	6
Gross profit	817.4	918.7	-11%	817.4	438.1	8
Operating income	640.1	565.1	13%	640.1	376.4	7
EBITDA*	748.1	801.8	-7%	748.1	387.8	9
EBITDA Margin (%)	43%	48%		43%	36%	
Net profit***	456.6	381.2	20%	456.6	545.9	-1

** EBITDA = Net income (post share of minorities) + income tax ± interest expense/(income) + depreciation ± losses/(gains) on disposals of property, plant and equipment ± losses/(gains) on financial investment ± losses/(gains) from discontinued operations + accretion expense on asset retirement obligations – gains on loan restructuring;*

*** Q1 2007 and Q1 2006 are official reporting periods. Q4 2006 numbers are derived by computational method.*

**** Q1 2006 net profit includes gain from the disposal of interest in Lebedinsky GOK. Q1 2006 excluding gain from the disposal of interest in Lebedinsky GOK is USD 248.1 million.*

Commenting on NLMK's US GAAP Q1 2007 results, Galina Aglyamova, Vice President Finance & CFO, said:

"NLMK has demonstrated strong financial results in Q1 2007. The EBITDA margin stood at 43% while operating income surged 70% on a year-on-year basis. The company's sound performance was driven by growing sales volumes particularly sales of high value-added products along with the favorable pricing environment in our core markets.

"At the beginning of the year, NLMK Group started to implement the next phase of the Technical Upgrading Program as part of our "Sustainable Growth Strategy 2007 - 2011". The Company continued the process of enhancement and modernization of existing production facilities, value-chain optimization and integration of recently acquired assets into the Group structure. The consistent implementation of our strategy is a key element of NLMK's successful development and long-term stability.

"We maintain a positive outlook on steel demand both on the domestic and world market in 2007. The price growth started at the end of Q1 2007 and continued through Q2 2007, plateaued in June. While we may see possible price softening towards the end of the year we believe NLMK Group should again demonstrate record financial results and strengthen its position among world's most profitable steelmaking companies in 2007."

Management Comments

In recent years, NLMK has maintained its position as one of the most efficient steel producers in Russia and throughout the world. In 2007 the Company started to implement its "Sustainable Growth Strategy 2007-2011" that comprises the 2nd phase of the Technical Upgrading Program which is focused on further enhancement and modernization of existing production facilities and acquisitions of high quality rolling assets on core markets.

One of the factors contributing to the consolidated financial performance in Q1 2007 is an acquisition of Altai-koks and Prokopievskugol Group of Coal Companies in April 2006 and VIZ-Stal in August 2006.

Relatively favorable steel market conditions in Q1 2007 allowed the Group to increase sales volumes and prices compared to Q1 2006 and resulted in growth of sales revenue and financial results. Thus, sales revenue in Q1 2007 amounted to USD 1,750.2 million (+61% compared to Q1 2006), operating profit amounted to USD640.1 million (+70%) and EBITDA equaled USD748.1 million (+93%).

Furthermore, NLMK has changed export delivery conditions. Starting from March 2006, transportation costs to customers, border terminal or sea port are included in product price.

Net profit in Q1 2007 amounted to USD 456.6 million, which is 16% less than in Q1 2006. The disposal of the Group's interest in Lebedinsky GOK in Q1 2006 is the main reason for the decrease in Q1 2007. If we take net profit without proceeds from the disposal of the interest in Lebedinsky GOK, net profit in Q1 2007 grew by 84% compared to Q1 2006. Net profit in Q1 2007 compared to Q4 2006 increased by 20%.

Despite sales growth, average steel prices in Q1 2007 were lower than in Q4 2006. Thus, the growth of financial results was less significant compared to Q4 2006. Thus, the gross profit and EBITDA in Q1 2007 went down 11% and 7% compared to Q4 2006. At the same time, sales revenue in Q1 2007 compared to Q4 2006 grew by 4%, operating profit by 13% and net profit by 20%. The countermovement of financial indicators results from including impairment losses and accretion expense on asset retirement obligation primarily attributable to Prokopievskugol Group of Companies into Q4 2006 consolidated financial accounts. This factor affects gross profit and EBITDA while it has no impact on operating and net profit.

Profit (equity in net earnings) of the JV with Duferco Group amounted to USD 10.2 million in Q1 2007, which is shown in the consolidated income statement.

The Group is generating stable operating cash flow. In Q1 2007, net cash flow received from operating activities amounted to USD 459.3 million (+190% compared to Q1 2006).

The significant volume of available cash allowed the Group to repay short-term credits obtained in December 2006, which resulted in higher financial sustainability.

Steel Segment

The steel segment is the key segment of the Group. In Q1 2007 NLMK, Dansteel A/S and VIZ-Stal sales to external customers were the main contributors to the financial results of the segment. The steel segment's share in consolidated revenue from external customers is over 90%.

In Q1 2007 the steel segment produced 2.3 million tonnes of crude steel, 0.9 million tonnes of saleable slabs and 1.3 million tonnes of rolled products.

Revenue from external customers in Q1 2007 amounted to USD 1,598.7 million, which is 52% higher than in Q1 2006, operating profit USD 519.9 million (+55% compared to Q1 2006). The major reason for this improvement is the growth of sales volumes and prices of main products. An additional factor is the consolidation of VIZ-Stal in August 2006.

Sales revenue from external customers changed slightly compared to Q4 2006. Price increases for energy and basic raw materials in Q1 2007 compared to Q4 2006 resulted in cost price growth of 13% and caused operating profit to decrease by 15%. It should be noted that NLMK has already settled supply prices for coking coal concentrate, iron ore raw materials and energy until the end of

the year.

Mining segment

In 2006, NLMK's mining segment was comprised of OJSC Stoilensky GOK, OJSC Dolomite and OJSC Stagdok, companies that supply raw materials to NLMK's production facilities in Lipetsk and which also sell certain volumes outside the Group.

Iron ore producer Stoilensky GOK, the principal mining company within the Group, produced 2.9 million tonnes of iron-ore concentrate and 0.4 million tonnes of sinter ore in Q1 2007. The output of Dolomite in the same period was 0.4 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 0.8 million tonnes of fluxing limestone in Q1 2007.

In Q1 2007, the mining segment's revenue from external customers was USD 23.2 million, which is 12% higher than the level of the previous quarter. This increase was mainly due to increased prices for the segment's products. Revenue from external customers went up 41% on a year-on-year basis as a result of growing iron ore concentrate and sinter ore production volumes and commissioning of new beneficiating facilities.

The segment's revenue, including intersegmental sales, was USD 215.3 million in Q1 2007 (+2% and +97% compared to Q4 2006 and Q1 2006 respectively). This favorable performance resulted from growing prices for the segment's products since Q3 2006. As 89% of the mining segment's sales in value terms are internal sales within the Company, the segment's share in NLMK's consolidated external revenue in Q1 2007 was 1.3%.

Operating profit for the mining segment increased in Q1 2007 compared to Q1 2006 and Q4 2006 by 316% and 9% respectively due to sales revenue growth exceeding the growth rate of costs.

Coke-chemical segment

The coke-chemical segment is comprised of OJSC Altai-koks and its subsidiaries, consolidated within the Group from Q2 2006. Altai-koks is one of the leading producers of coke in Russia. In Q1 2007, Altai-koks produced 879,000 tonnes of coke of 6% moisture.

In Q1 2007, the coking segment's revenue from external customers was USD105.4 million, a decrease of 14% compared with Q4 2006. Operating profit amounted to USD3.2 million in Q1 2007, a decrease of 60% compared with Q4 2006.

The decreased financial results in Q1 2007 are due to an unfavorable market environment in the coke market, together with the growth of coal concentrate prices in Q1 2007.

The coke-chemical segment's share of Q1 2007 consolidated revenue is 6%.

After putting into operation new coke battery #5 at the end of 2006, total production capacity of Alta-koks reached 5.0 million tonnes of coke per year.

Other segments

Revenue from other operating segments primarily includes revenue from three operational units, whose results do not exceed threshold values. These segments include sea port services, financial services, banking and insurance services, as well as coal mining and refinement by the Prokopievskugol Group of Coal Companies.

In Q1 2007, revenue from other segments from external customers was USD 22.9 million (+5% compared with Q1 2006). The revenue increase is mainly attributable to the consolidation of the financial results of Prokopievskugol Group of Coal Companies, which was selling a portion of its products to external customers, from Q2 2006.

In 2006, gross profit from other segments amounted to USD 13.8 million, a USD 1.8 million decrease compared with Q1 2006. The operating loss in Q1 2007 was USD 17.6 million (USD 27.5

million less compared with Q1 2006).

This operating loss was mainly caused by Prokopievskugol operating losses in Q1 2007 due to high production costs.

Income before minority interest rose in Q1 2007 amounting to USD 78.9 million which is primarily attributable to the waiver of Prokopievskugol obligations for the repayment of a loan. The additional driver was the profitable performance of subsidiaries of NLMK Group including insurance companies and banking unit.

In April 2007, NLMK Group divested Prokopievskugol Group of Coal Companies to a Municipal State company representing the City Administration of Prokopievsk.

Consolidated financial results

In Q1 2007, NLMK's sales revenue reached USD 1,750.2 million, an increase of 61% compared with the corresponding period of the previous year. The key factors contributing to the level of revenue were:

- growth of production volumes and sales
- growth of average prices for the products sold by the Group in Q1 2007 compared with the corresponding period of the previous year
- consolidation of Altai-koks and Prokopievskugol Group of Coal Companies starting April 2006 and VIZ-Stal starting August 2006
- since March 2006 conditions for the delivery of exported products have changed. The sales price for NLMK's products now also include transportation costs customers, border terminal or sea port.

Gross profit in Q1 2007 amounted to USD817.4 million, an increase of 87% compared with Q1 2006. Operating profit was USD640.1 million, an increase of 70%. The slowdown in the rate of operating profit growth compared with that of gross profit is due to an increase of sales, general and administrative (SG&A) expenses of USD115.5 million, which was led by a consolidation of assets in 2006 as well as by a change of export delivery conditions.

Q1 2007 EBITDA amounted to USD 748.1 million, an increase of 93% compared with the corresponding period of the previous year. EBITDA margin for the first quarter 2007 was 43%, an increase of 7 percentage points compared with the first quarter 2006.

NLMK Group's net profit in Q1 2007 amounted to USD456.6 million, a decrease of 16% compared with the corresponding period of last year due to a significant non-recurring income from the sale of stake in Lebedinsky GOK in Q1 2006. If the effect of the sale of interest in Lebedinsky GOK is eliminated, NLMK's net profit in Q1 2007 would be84% higher than in Q1 2006.

In Q1 2007 revenue grew by 4% or USD63.1 million compared with Q1 2006. The gross profit decrease by 11% or USD101.4 million compared with Q4 2006 is attributed to an increase of cost of goods sold due to increased basic raw materials and energy costs.

Compared with Q4 2006, operating and net profit for the first quarter of 2007 grew by 13% and 20% respectively which is attributed to recognition of impairment losses and accretion expense on asset retirement obligations in Q4 2006 that totaled USD156.7 million, which is mainly related to the operations of Prokopievskugol Group of Coal Companies.

Consolidated balance sheet data

At the end of Q1 2007, NLMK's assets increased by 7% against 31 December 2006 to reach USD 9,304.5 million. The share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and at the end of Q1 2007 it was 80%.

The Group's balance sheet structure reflects the financial stability of the company, which is confirmed by the obtaining highest credit ratings among Russian steelmakers.

Highly liquid assets of NLMK substantially exceed the amount of its debt. NLMK's cash and cash equivalents position as at 31 March, 2007 amounted to USD898.3 million, a 35% increase (or USD 233.1 million) compared to 31 December, 2006.

In the first quarter of 2007, annualized return on assets (ROA) was 20% and annualized return on equity (ROE) was 26%. These ratios are higher than in Q4 2006, but lower than in Q1 2006 due to additional non-recurring gain from the divestment of its interest in Lebedinsky GOK.

Cash Flow

In Q1 2007 net cash received from operating activities equaled USD459.3 million (+190% compared to Q1 2006).

Stable generation of operating cash flow allows NLMK to finance the organic growth from its own cash funds without attracting substantial debt. In Q1 2007 net cash received from operating activities exceeded purchases and construction of property, plant and equipment by 170%.

Cash outflow for investment activities in Q1 2007 amounted to USD166.5 million which is USD801.9 million less than in Q4 2006. Substantial cash outflow in Q4 2007 was associated with the financing of the creation of a joint venture with the Duferco Group.

The main cash outflow for investment activities in Q1 2007 was associated with USD173.2 million investments in fixed assets.

Net cash flows associated with financial activities in Q1 2007 amounted to USD70.3 million. The main cash outflows associated with financial activities are the repayment of short-term credits that amounted to USD170.3. The main cash flow from financing activities is associated with the proceeds from disposal of stakes in energy assets that were classified by the Board of Directors of NLMK as non-core assets. The proceeds from the transaction are USD78.7 million.

Cash and cash equivalents as of 31 March 2007 equaled USD898.3 million, which is 35% or USD233.1 million higher than the balance at 31 December 2006.

The Company's sustainable financial position allows a flexible business development strategy. The creation of additional shareholder value remains NLMK's priority, and NLMK will continue to pursue this policy based on stringent financial discipline and balanced investment projects.

Outlook

We believe that export prices for most of Group's steel products, which have grown since the beginning of the year, reached maximum level in May. According to our estimates, there is a possibility of minor export price softening during the summer season. We expect prices to stabilize in September-October 2007. However, there is a possibility of further price softening towards the end of 2007. The pricing environment on the domestic market will be stable during the next several months. We expect domestic prices to soften only towards the end of Q3 2007 due to seasonal factors.

In 2007 as a whole, we expect growth of sales revenue and operating profit. We also forecast 2007 EBITDA growth compared with 2006 numbers.

Since the beginning of 2007, the Group has been implementing its Sustainable Growth Strategy that includes Phase 2 of the Technical Upgrading Programme. The implementation of this strategy will help the Company to maintain its leadership positions in terms of cost effectiviness and strengthen its key competitive advantages in the long-term perspective.

Disclaimer:

This announcement may contain a number of forward-looking statements relating to,

among others, the financial condition and results of operations of the Company. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by them and are based on assumptions regarding the Company's present and future business strategies and the environment in which the Company and its subsidiaries operate both now and in the future. Forward-looking statements speak only as at the date of this announcement and save as required by applicable legal and/or regulatory requirements the Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements.

Q1 2007 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

Interim condensed consolidated balance sheets as at March 31, 2007 and December 31, 2006 (unaudited)

(All amounts in thousands of US dollars, except for share data)

	As at March 31, 2007	As at December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	898,309	665,213
Short-term investments	36,672	37,261
Accounts receivable, net	1,251,869	1,150,492
Inventories, net	873,728	856,940
Other current assets, net	369,780	331,322
Restricted cash	9,249	8,372
Current assets, held for sale	44,364	-
	3,483,971	**3,049,600**
Non-current assets		
Long-term investments, net	855,667	810,350
Property, plant and equipment, net	3,984,585	3,988,128
Intangible assets, net	195,467	199,030
Goodwill	566,584	559,703
Other non-current assets	103,872	110,179
Non-current assets, held for sale	114,401	-
	5,820,576	**5,667,390**
Total assets	**9,304,547**	**8,716,990**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and other liabilities	718,289	664,319
Short-term borrowings	99,333	248,782
Current income tax liability	84,382	80,350
Current liabilities, held for sale	41,012	-
	943,016	**993,451**
Non-current liabilities		
Deferred income tax liability	552,396	537,647
Long-term borrowings	50,523	48,153
Other long-term liabilities	40,609	194,872
Non-current liabilities, held for sale	175,395	-
	818,923	**780,672**
Total liabilities	**1,761,939**	**1,774,123**

Commitments and contingencies	-	-
Minority interest	**136,264**	**133,425**
Stockholders' equity		
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at March 31, 2007 and December 31, 2006	221,173	221,173
Statutory reserve	10,267	10,267
Additional paid-in capital	52,395	1,812
Accumulated other comprehensive income	679,688	589,986
Retained earnings	6,442,821	5,986,204
	7,406,344	**6,809,442**
Total liabilities and stockholders' equity	**9,304,547**	**8,716,990**

Interim condensed consolidated statements of income for the three months ended March 31, 2007 and 2006 (unaudited)

(All amounts in thousands of US dollars, except for earnings per share amounts)

	For the three months ended March 31, 2007	For the three months ended March 31, 2006
Sales revenue	**1,750,166**	**1,086,809**
Cost of sales		
Production cost	(830,451)	(574,969)
Depreciation and amortization	(102,342)	(73,701)
	(932,793)	**(648,670)**
Gross profit	**817,373**	**438,139**
General and administrative expenses	(63,191)	(35,177)
Selling expenses	(93,699)	(16,155)
Taxes other than income tax	(14,318)	(10,398)
Accretion expense on asset retirement obligations	(6,019)	-
Operating income	**640,146**	**376,409**
Loss on disposals of property, plant and equipment	(12,609)	(1,492)
(Losses) / gains on investments, net	(1,492)	383,759
Interest income	25,029	29,300
Interest expense	(8,404)	(4,541)
Foreign currency exchange, net	11,832	(56,605)
Other income / (expenses), net	13,261	(2,466)
Income from continuing operations before income tax and minority interest	**667,763**	**724,364**
Income tax	(216,892)	(176,424)
Income from continuing operations before minority interest	**450,871**	**547,940**
Minority interest	(5,660)	(3,692)
Equity in net earnings of associate	10,180	483
Income from continuing operations	**455,391**	**544,731**

Discontinued operations

Gain from operations of discontinued subsidiary	1,226	1,172
Income from discontinued operations	**1,226**	**1,172**
Net income	**456,617**	**545,903**
Income from continuing operations per share (US dollars)		
basic and diluted	0.0760	0.0909
Income from discontinued operations per share (US dollars)		
basic and diluted	0.0002	0.0002
Net income per share (US dollars)		
basic and diluted	0.0762	0.0911

Interim condensed consolidated statements of cash flows for the three months ended March 31, 2007 and 2006 (unaudited)

(thousands of US dollars)

	For the three months ended March 31, 2007	For the three months ended March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**456,617**	**545,903**
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	6,838	4,819
Depreciation and amortization	102,342	73,701
Loss on disposals of property, plant and equipment	12,609	1,492
Losses / (gains) on investments, net	1,492	(383,759)
Equity in net earnings of associate	(10,180)	(483)
Deferred income tax expense / (benefit)	40,613	(6,857)
Gain on loan restructuring	(30,028)	-
Accretion expense on asset retirement obligations	6,019	-
Other movements	(2,591)	14,867
Changes in operating assets and liabilities		
Increase in accounts receivable	(135,520)	(24,790)
(Increase) / decrease in inventories	(24,596)	22,158
(Increase) / decrease in other current assets	(28,776)	4,317
Increase in loans provided by the subsidiary bank	(1,277)	(19,673)
Increase / (decrease) in accounts payable and other liabilities	79,082	(59,742)
Decrease in current income tax payable	(13,334)	(12,862)
Net cash provided by operating activities	**459,310**	**159,091**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiary, net of cash acquired of $1,264	-	(59,365)
Proceeds from adjustment of the original purchase price of subsidiaries	37,124	-
Proceeds from sale of property, plant and equipment	1,690	2,744
Purchases and construction of property, plant and equipment	(173,196)	(91,193)
Proceeds from sale of investments	3,719	402,728
Purchases of investments	(35,079)	(27,948)
Movement of restricted cash	(766)	96
Net cash (used in) / received from investing activities	**(166,508)**	**227,062**

CASH FLOWS

FROM FINANCING ACTIVITIES

Proceeds from borrowings and notes payable	22,689	8,096
Repayment of borrowings and notes payable	(170,343)	(14,870)
Capital lease payments	(739)	-
Proceeds from disposal of assets to the company under common control	78,469	-
Payments to controlling shareholders for common control transfer of interests in subsidiary	-	(104,000)
Dividends to shareholders	(346)	(398)
Net cash used in financing activities	**(70,270)**	**(111,172)**
Cash included in assets, held for sale	(136)	-
Net increase in cash and cash equivalents	**222,396**	**274,981**
Effect of exchange rate changes on cash and cash equivalents	10,700	72,135
Cash and cash equivalents at the beginning of the period	665,213	1,924,148
Cash and cash equivalents at the end of the period	**898,309**	**2,271,264**

Interim condensed consolidated statements of stockholders' equity and comprehensive income for the three months ended March 31, 2007 and 2006 (unaudited)

(thousands of US dollars)

	Common stock	Statutory reserve	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2005	221,173	10,267	1,812	72,129	4,809,094	5,114,475
Comprehensive income:						
Net income	-	-	-	-	545,903	545,903
Other comprehensive income:						
Net unrealized gain on a change in valuation of investments	-	-	-	(1,201)	-	(1,201)
Cumulative translation adjustment	-	-	-	194,346	-	194,346
Comprehensive income						**739,048**
Payments to controlling shareholders for common control transfer of interests in subsidiary	-	-	-	-	(104,000)	(104,000)
Balance at March 31, 2006	221,173	10,267	1,812	265,274	5,250,997	5,749,523
Balance at December 31, 2006	221,173	10,267	1,812	589,986	5,986,204	6,809,442
Comprehensive income:						
Net income	-	-	-	-	456,617	456,617

Other comprehensive income:

Cumulative translation adjustment	-	-	-	89,702	-	89,702
Comprehensive income						**546,319**
Earnings from disposal of assets to the company under common control	-	-	50,583	-	-	50,583
Balance at March 31, 2007	**221,173**	**10,267**	**52,395**	**679,688**	**6,442,821**	**7,406,344**

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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STATEMENT OF DATA THAT MAY HAVE A MATERIAL IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content of Statement

On disclosure by the open joint stock company of interim (quarterly) summarized (consolidated) financial (accounting) statements prepared in accordance with US generally accepted accounting principles (US GAAP):

2.1 Type of financial (accounting) statements and the reporting period for which these financial (accounting) statements have been prepared: ***interim condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the USA for the period of 3 months ending on March 31, 2007.***

2.2 Date of sending (presentation) by the joint stock company of financial (accounting) statements to the appropriate body (organization) regulating foreign securities market, to the foreign securities market trade institutor and/or other organizations, in compliance with foreign law for the purpose of their distribution among unlimited number of persons: ***20.06.2007***.

2.3 Financial reporting standards used for preparation of the issuer's financial (accounting) statements: ***US GAAP***

2.4 Information on audit of the issuer's financial (accounting) statements: ***audit in respect of the said financial (accounting) statements was not performed.***

3. Signature

3.1. ***Authorized Representative of OJSC "Novolipetsk Steel" by virtue of Power of Attorney No. 353 dd. 15.12.2006***

_______________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "20" June 2007*** Stamp

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Re DanSteel A/S ownership
Released	10:32 22-Jun-07
Number	8492Y

2007 JUL 20 P 1:19

Novolipetsk Steel (NLMK)
June 22 2007

Novolipetsk Steel (NLMK) transfers DanSteel A/S ownership to its subsidiary, NLMK International BV

Novolipetsk Steel, NLMK (LSE: NLMK), a leading Russian steel producer, today announced the transfer of ownership of its 100% interest in DanSteel A/S to NLMK International BV. NLMK International BV is a 100% owned NLMK subsidiary registered in the Netherlands.

NLMK International BV was established in 2006 within the framework of the "Sustainable growth strategy 2007 – 2011". A key element of the strategy is the acquisition of high quality rolling assets in core markets. NLMK International BV will play the role of the investment vehicle for future acquisitions of foreign assets by NLMK Group. The ownership of the 50% interest in NLMK – Duferco Group JV will also be transferred to NLMK International BV in the near future.

The establishment of NLMK International BV advances several important objectives of the company's M&A policy. In particular, it enables to NLMK to optimize the ownership and management structure of foreign assets. An additional factor in favor of establishing NLMK International BV is the necessity of consolidating financial flows for future international acquisitions.

About Novolipetsk Steel (NLMK)

Novolipetsk Steel (NLMK) is one of the world's most profitable steel companies, with EBITDA margin over 40%, and one of the three largest flat steel producers in Russia, with over 9 million tonnes of crude steel capacity. NLMK's production facilities are among the most technologically advanced in Russia, producing flat steel products in a variety of grades and sizes.
For further information visit www.nlmksteel.com

About DanSteel A/S

DanSteel A/S was established in 2002 in continuation of Danish Steel Works Ltd., which was founded in 1940. DanSteel produces

around half a million tonnes of hot rolled steel heavy plates.

DanSteel A/S' production facilities consist of a rolling mill and services in the form of shot blasting and priming, marking, tests, burn and plasma cutting. The product range includes structural steel, shipbuilding steel and steel for boilers and pressure vessels. The company has its own harbour from where approximately 70% of its production is loaded on coasters and transported directly to the customers. In January 2006 NLMK acquired a 100% stake of DanSteel A/S.

For further information visit www.dansteel.dk

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Disposal
Released	10:32 22-Jun-07
Number	8494Y

Novolipetsk Steel (NLMK)
22 June 2007

Novolipetsk Steel (NLMK) agrees to sell Lipestkcombank

Novolipetsk Steel (LSE: NLMK), a leading Russian steel producer, today announced that it has agreed to sell its 50.08% stake in OJSC Lipetskcombank to OJSC Bank Zenit for approximately USD 44 million. Deutsche Bank advised NLMK on this disposal.

This divestment is in line with NLMK's previously announced internal restructuring plan. One of key steps of this plan is to optimize the asset portfolio of NLMK. In 2006, OJSC Lipetskcombank was classified as non-core asset according to a decision of NLMK's Board of Directors.

The parties expect to complete the transaction by the end of Q3 2007.

OJSC Lipetskcombank is based in Lipetsk. The bank provides general banking services for corporate and retail customers in accordance with its general license from the Central Bank of Russia, a license for foreign currency operations and a license for brokerage activity. The capital base of Lipetskcombank as at 01 January 2007 was approximately USD 44 million. The net income for 2006 amounted to USD 6.5 million.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Block Listing
Released	10:24 28-Jun-07
Number	2010Z

Novolipetsk Steel (NLMK)
Incorporated in Russia, Lipetsk
LSE Trading Symbol: NLMK

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 28 June 2007

Name of *applicant*:		OJSC Novolipetsk Steel (the "Company")		
Name of scheme:		Global Depositary Shares ("GDSs") with each GDS representing ten ordinary shares in the Company		
Period of return:	From:	14 December 2006	To:	15 June 2007
Balance under scheme from previous return:		48,656,882 GDSs		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		207,920 GDSs		
Balance under scheme not yet issued/allotted at end of period		100,965,879 GDSs		
Number and *class* of *securities* originally listed and the date of admission		42,000,000 GDSs on 15 December 2005		
Total number of *securities* in issue at the end of the period		48,864,802 GDSs on 15 June 2007		

Name of contact:	Anton Bazulev
Address of contact:	1/15 Kotelnicheskaya Nab., Stroenie B, Entrance 6 109240 Moscow, Russia
Telephone number of contact:	+ 7 495 411 73 55

SIGNED BY Anton Bazulev ______________________________

Director, Investor and Government Relations
for and on behalf of

OJSC Novolipetsk Steel
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Information on NLMK's compliance with mandatory requirements for admission and maintaining of shares in the Official List "B" of Stock Exchange MICEX for the 2nd quarter of 2007

No.	Requirement	Compliance or non-compliance	Basis for compliance (references to issuer's corporate documents)*
1. General requirements to issuers			
1.1.	An issuer has to form a board of directors.	Complies	Article 5 of OJSC NLMK Charter approved at the annual GSM (Minutes No. 24 of 06.06.2006) amended as approved by the GSM of OJSC NLMK (Minutes No. 26 of 05.06.2007). The Board of Directors was elected on June 05, 2007, by the annual GSM of OJSC NLMK.
1.2.	The issuer's board of directors shall include at least 1 member who meets the criteria listed in 1.2 of Appendix 3 hereto.	Complies	Paragraphs 2.3 and 5.2 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) amended as approved by the GSM of OJSC NLMK (Minutes No. 26 of 05.06.2007). Paragraph 2.2 of Corporate Governance Code of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006). Independent directors in the Company's current Board of Directors are: 1. Bruno Bolfo; 2. Dmitry A. Gindin; 3. Karl Doering; 4. Randolph R. Reynolds.
1.3.	Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 1.2 of Annex 3 hereto.	Complies	Regulations on the Audit Committee approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.138 of 01.02.2006).

	The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body.	Complies	The Audit Committee of OJSC NLMK consists of: Committee Chairman – Randolph R. Reynolds (independent director); Committee members: Oleg V. Bagrin (non-executive director) Igor P. Fyodorov (non-executive director).
	The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials for the issuer's annual general shareholders meeting.	Complies	Extract from the Minutes No.152 of 16.04.2006 of NLMK Board of Directors (reg. No. 134/245 of 09.06.2007).
1.4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents	Complies	Paragraph 3.6 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) amended as approved by the GSM of OJSC NLMK (Minutes No. 26 of 05.06.2007). Paragraph 6.8 Regulations on the Management Board of OJSC NLMK approved at the GSM of NLMK (Minutes No. 24 of 06.06.2006).
1.5.	The issuer's board of directors must approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Complies	Paragraph 6.7 Regulations on the Information Policy of OJSC "NLMK" approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.133 of 12.09.2005).
1.6.	The issuer's board of directors must approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring their compliance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Complies	Regulations on the competence of the Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the decision of the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).

1.7.	The issuer's charter shall provide for an announcement of conducting a general shareholders' meeting at least 30 days before its date, unless a longer notice is provided for by the law of the Russian Federation.	Complies	Paragraph 20.1 of Charter of OJSC NLMK approved by the GSM of OJSC NLMK (Minutes No. 24 *of* 06.06.2006) amended as approved by the GSM of OJSC NLMK (Minutes No. 26 of 05.06.2007).

Head of Stock Management Department, OJSC NLMK
(Power of Attorney No. 353 dd. 15.12.2006) V.A. Loskutov

Stamp

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Completion of Acquisition
Released	13:13 29-Jun-07
Number	3355Z

NLMK-Duferco JV completes the acquisition of a 100% interest in Winner Steel

Further to the announcement of May 3rd, 2007, NLMK-Duferco JV has completed the acquisition of 100% in Winner Steel INC. for approximately USD 211.6 million.

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include three galvanizing lines with combined annual capacity of around 1.2 million tonnes.

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Completion of Disposal
Released	07:00 02-Jul-07
Number	3507Z

Novolipetsk Steel (NLMK)
02 July 2007

Novolipetsk Steel (NLMK) completes the disposal of Lipestkcombank.

Further to the announcement on June 22nd, 2007, Novolipetsk Steel (LSE: NLMK), a leading Russian steel producer, has completed the disposal of its stake of 50.08% in OJSC Lipetskcombank. As it was stated earlier the deal is valued at approximately USD 44 million. The NLMK's stake in OJSC Lipetskcombank was sold to OJSC Bank Zenit.

This divestment is in line with NLMK's previously announced internal restructuring plan. One of key steps of this plan is to optimize the asset portfolio of NLMK. In 2006, OJSC Lipetskcombank was classified as non-core asset according to a decision of NLMK's Board of Directors.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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END